WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

May 11, 2011

Chambre Malone
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Enviratrends, Inc.
Registration Statement on Form S-1
Amendment No. 3
File No. 333-164086

Dear Ms. Malone:

We have filed on EDGAR the above Amendment No. 3.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .
We understand the staff’s concern as raised in this Comment.  However, as indicated in prior responses, it remains the Company’s position that “We do not consider ourselves a blank check company in that we have a specific implementable business plan to generate revenues as described above, we have already taken steps to implement that business plan and intend to continue to do so, and we do not have any intention to engage in a reverse merger with any unidentified entity in an unrelated industry.”

As noted in prior amendments and responses, the Company has had a viable business plan since inception and has continued to take active steps to implement that plan.  In connection therewith, as noted in the current filing:

Since November 2010, we have been continuing to modify and develop our business plan, refocusing initially on the China market, as follows:

Sourcing Manufacturers

In order to secure a manufacturer for our products, on January 23, 2011, we entered into an agreement with a non-affiliated third party, Dragon Sino Limited, a Hong Kong corporation  (“Consultant”), pursuant to which Consultant has agreed to render and perform the following services to us:

• Identify various manufacturers in China capable of producing our Pet Memorial product at a reasonable price;
• Assist us in negotiating a manufacturing contract with the manufacturer chosen;
• Act as a liaison in the initial stages of the relationship between the manufacturer and us and to facilitate the process of manufacturing our product.
• At our sole option, Consultant will serve as our ongoing agent and liaison with the manufacturer so long as us has a relationship with the manufacturer.

A detailed description of this Agreement is set forth in “Business,” below.

Developing a Marketing Program in China

On November 23, 2010, we entered into a Product Marketing Agreement with China Ventures Inc, (CV) a Nevada corporation with offices located at Sichuan, Chengdu 641001 Ren Min Nan Lu 4 duan 27 hao, Shang Ding Guoji 2 dong 1 danyuan 1015 (Hereinafter “CV” or “MiUSA.

Under the agreement CV/MiUSA will provide the following basic services:

•     MiUSA will translate Product documentation as necessary and label and assist through China Customs Clearance.  MiUSA will rely upon all information supplied by us for the label translation but will assume all liability for the accuracy of the translated label.

• MiUSA will establish the Product in at least one brick-and-mortar retail destination. The MiUSA Project will collect the residual inventory and invoiced amount due for us.

•     MiUSA will develop a Pet memorial street Team necessary to promote the USA produced Product through a sample program in locations adjacent to the key outlets and during optimal foot-traffic timing periods.

• MiUSA, through surveys, will deliver the findings to us enabling us to expand, augment, adjust or abandoned the market.
• MiUSA will introduce the Product to qualified distributors and sign a minimum of 5 (five) distributors for the Product distribution.

•     MiUSA will register/license the Product in China as a pet memorial product.  To acquire a registration/license is a minimum six months and maximum of eighteen months process. CV will not be responsible for the registration delay if us fails to provide the necessary documentation.

• MiUSA will provide a private labeler to package and/or produce the Product domestically. We are under no obligation to accept or use the private labeler.

A detailed description of this Agreement is set forth in “Business,” below.

All payments required under these Agreements to date have been made.  Until we generate operating revenue, the parties to these Agreement have agreed to accept a personal guarantee of payment in lieu of cash from Mr. Haraburda, our President and Director.  He has pledged a total of 50,000 shares common shares (40,000 shares to China Ventures and 10,000 shares to CV/MiUSA] as collateral for this guarantee. When all the obligations under each guarantee are satisfied, the companies will release 80% of the collateral to the Guarantor but retain the remainder.  Further, we intend to secure advances on orders in China which we will use to make payments necessary to manufacture the items to fulfill the order or, alternatively, factor the orders when received in order to generate the necessary funds to manufacture the products. Based upon the foregoing, we do not anticipate we will need any additional capital to implement our revised business plan, commence active marketing efforts, generate sales, manufacture products and generate revenues.

As of May 1, 2011, we have $6,009 in cash in our bank account to fund our general overhead.

We note specifically that we need no further capital to implement our revised business plan and have entered into two material agreements concerning marketing and sale as well as manufacturing of our products.

Accordingly, we do not believe Rule 419 applies to this offering.
2.
Mr. Haraburda met Gordon Morris, who happens to be a neighbor, and we both served as Board Members on our Homeowners Association.
Cy Monley was referred to Mr. Haraburda through one of our current investors, Jim Boscia, and hence Cy Monley became an investor.

3.	Filing updated with 9/30/2010 audit and 12/31/2010 first quarter financials.
4.	Addressed with disclosure concerning our revised business plan. See response to Comment 1 above.
5.	Risk factor revised as requested.
6.	Disclosures updated as requested.
7.	Revised as requested.
8.	Revised as requested.
9.	Addressed with disclosure concerning our revised business plan. See response to Comment 1 above.
10.	Filing updated with 9/30/2010 audit and 12/31/2010 first quarter financials.

11.	Disclosure revised as requested.
12.	Investor identified as requested.
13.	Exhibit Index revised as requested.
14.	Exhibit 5.1 revised as requested.
15.	Exhibit 5.1 revised as requested.